SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras takes over the Management of TermoRio

(Rio de Janeiro, December 15, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), a Brazilian international energy company, announces the takeover of TermoRio, which is the first step in its program towards reorganizing its portfolio of investments in thermoelectric plant.

With the purchase of PRS Energia's 7% shareholding, adding to its previous shareholding of 43%, Petrobras is taking over the management of the TermoRio thermoelectric plant as the first step in its program for reorganizing its investment portfolio in the electric power industry.

The TermoRio shareholders' agreement was based on shareholdings of 43% by Petrobras, 7% by PRS and 50% by NRG. The budgeted cost of the project is currently estimated at US$ 715 million, of which shareholders have already paid in US$ 534.2 million (R$ 1,628 million). However, the funds contributed have not been in proportion to shareholdings. Petrobras has already contributed US$ 457.3 million, or 85.6% of the investment to date, compared with US$ 63.7 million by NRG, and US$ 13.2 million by PRS, representing 11.9%, and 2.5% respectively.

Petrobras bought PRS' shareholding for US$ 19 million, the price for exercising its option laid down in the shareholders' agreement.

In order to conclude the restructuring of TermoRio's finances, it still has to acquire the 50% shareholding belonging to NRG which has not contributed to the Company's investment since April, 2002.

NRG and Petrobras submitted to arbitration with respect to their relationship within the Company with a decision expected by the end of January of next year. If the decision is favorable, Petrobras will take over 100% of TermoRio's share capital.

Although assuming obligations under the shareholders' agreement, by taking over TermoRio's entire capital, Petrobras will free itself from the even more costly obligation of purchasing all the electric power that the plant generates.

The TermoRio thermoelectric plant is located in the municipality of Duque de Caxias, state of Rio de Janeiro, alongside the Duque de Caxias Refinery (REDUC) and will be the largest thermoelectric plant using natural gas in Brazil, and South America.

The plant is combined cycle, using six natural gas turbines and 3 steam turbines for a total capacity of 1,040 MW, while also being capable of supplying REDUC with up to 400 tons of steam per hour.

Electrical and mechanical equipment are being supplied and assembled by Alstom and is in the final stages. Over 1,500 workers are directly employed in this phase of construction.

Commissioning is expected to start from March 1st next year, with commercial operations scheduled to begin on June 1st with a capacity of 384MW. Total capacity should be installed by March 2005. This plant's total consumption of natural gas may reach as much as 5.2 million cubic meters per day, using either gas imported from Bolivia or Brazilian natural gas produced in the Campos Basin.

TERMORIO's new directors, Carlos Augusto Ramos Kirchner, Ronaldo Batista Assunção and Roberto César de Andrade, nominated by Petrobras, took office this Monday at 6 PM in the Company's offices located at Rua Almirante Barroso, 63, Room 817, 8th Floor, Rio de Janeiro.

http://www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.